Do Well Do Good, Corp. (the "Company") a Florida Profit
Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Days Ended December 2, 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Do Well Do Good, Corp.

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 2, 2020 and the related statements of operations, statement of cash flows, and statement of changes in stockholder's equity for the days then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 3, 2020

Vincenzo Mongio

Do Well Do Good, Corp.
Balance Sheet
As of December 2, 2020

	12/2/2020
Assets	
Current Assets	
Cash	$ 10
Total Current Assets	$ -
Total Assets	$ 10
Liabilities	
Accounts Payable	$ 110
Total Liabilities	$ 110
Stockholder's Equity	
Common Stock	$ -
Additional Paid-In Capital	$ 580
Retained Earnings	$ (680)
Total Stockholder's Equity	$ (100)
Total Liabilities and Stockholder's Equity	$ 10

Do Well Do Good, Corp.
Statement of Operations
For the Days Ended December 2, 2020

	12/2/2020
Income	
Revenue	$ -
Total Income	$ -
Selling, General and Administrative Expenses	
Selling, General and Administrative Expenses	$ 680
Total Selling, General and Administrative Expenses	$ -
Net Loss from Operations	$ 680

Do Well Do Good, Corp.
Statement of Cash flows
For the Days Ended December 2, 2020

	12/2/2020
Cash flows from Operating Activities:	
Net Loss	$ (680)
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Payable	110
Net Cash provided by Operating Activities	$ (570)
Cash Flows from Investing Activities:	
Net Cash provided by Investing Activities	$ -
Cash Flows from Financing Activities:	
Additional Paid In Capital	$ 580
Net Cash provided by Financing Activities	$ 580
Net (decrease) increase in Cash and Cash equivalents	$ 10
Cash and Cash Equivalents at the beginning of the period	$ -
Cash and Cash Equivalents at the end of the period	$ 10

Do Well Do Good, Corp.
Statement of Changes in Stockholder's Equity
As of December 2, 2020

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	# of Shares	Amount			
Balance as of 11/13/20 (Inception)	-	$ -	$ -	$ -	$ -
Net Loss				$ (680)	$ (680)
Capital Contributions	-	$ -	$ 580	$ -	$ 580
Balance as of 12/2/20	-	$ -	$ 580	$ (680)	$ 100

Note 1 – Organization and Nature of Activities

Do Well Do Good, Corp. ("the Company") is a profit corporation formed on November 13th 2020 under the laws of the State of Florida. The company will engage in developing and operating a food hall establishment which will include industrial kitchens spaces available for rent and to be used as a training facility for the local population.

The Company will conduct an equity crowdfunding offering during the fourth quarter of 2020 for the purposes of raising operating capital.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Selling, General, and Administrative

Selling, general, and administrative expenses consist of marketing, payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act,

any NOLs will be limited to 80% of taxable income generated in future years.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 2, 2020. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Note 3 – Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 4 - Stockholder's Equity

The company has authorized 100 shares of common stock and as of the date of these financial statements, none of the shares were issued and outstanding.

Note 5 - Subsequent Events

The Company has evaluated events subsequent to December 2, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 3, 2020, the date these financial statements were available to be issued. There were no significant events that required disclosure.

Note 6 - Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which are be

described as follows:

COVID-19: Since December 2, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The company has been negatively impacted by COVID-19, but has determined that these events are non-adjusting events. Accordingly, the financial position and results of operations as of and for the days ended December 2, 2020 have not been adjusted to reflect their impact.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

As a startup, our CEO is considered key personnel. Anything preventing her regular involvement would temporarily hinder operations.

While processes are constantly being developed to create standard procedures, our CEO currently plays a major role in operations. Should health issues prevent her involvement, the business will likely incur a period of reduced output and operations.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.